EXHIBIT 3.4



                            CERTIFICATE OF AMENDMENT

                                       of

                          CERTIFICATE OF INCORPORATION

                                       of

                         COUNTRY STAR RESTAURANTS, INC.

(Filed pursuant to ss.242 of the General Corporation Law of thE State of Delaware.)


                  It is hereby certified that:

                  1. The name of the corporation (hereinafter called the "Corporation") is:

                         COUNTRY STAR RESTAURANTS, INC.

                  2. The Certificate of Incorporation of the Corporation is hereby amended by striking out Article Fourth paragraph (c) thereof and substituting in lieu thereof the following new Article Fourth paragraph (c) as follows:

                           (c) REVERSE STOCK SPLIT. Effective as of the close of business on the date of filing this Amendment to the Certificate of Incorporation with the Secretary of State of Delaware, there shall be effected a reverse split of the outstanding shares of Common Stock on the basis of one new share of common stock, par value $.01, for each ten then issued and outstanding shares of Common Stock, par value $.001. Without any action by the holders of outstanding shares of Common Stock, certificates representing each ten outstanding shares of Common Stock shall represent for all purposes, and each ten shares of Common Stock then issued and outstanding shall automatically be converted into, one share of Common Stock.

                           No scrip or fractional shares of Common Stock shall be issued in connection with such reverse split. In lieu thereof each record holder of shares of Common Stock who would otherwise have been entitled to receive a fractional share of common stock shall be entitled to receive a cash payment equal to the closing sale price of one share on The NASDAQ National Market on the date of filing

                                   EXHIBIT 3.4


                           of this Amendment, or, if there are not reported sales on such date, the average of the last reported high bid and low asked prices on such day, multiplied by the fractional share which would otherwise be issuable after giving effect to the reverse split, and such amount shall in no event accrue any interest. Any such fractional shares shall not represent equity interests in the Corporation, and shall not be entitled to any voting, dividend or other rights, but shall represent only the right to receive the cash payment described in this paragraph.

                           When this Amendment becomes effective (i) the aggregate amount of capital represented by all issued and outstanding shares of Common Stock immediately after the effectiveness of this Amendment will not be less than the aggregate amount of capital represented by all issued and outstanding shares of Common Stock immediately before the effectiveness of the Amendment and, therefore, the capital of the Corporation will not be reduced under or by reason of this Amendment and (ii) the par value of the Corporation's authorized shares of Common Stock shall be $.01 per share.


Signed and attested to
on February 10, 1998




                                                     /s/ DAN J. RUBIN
                                                     ---------------------------
                                                         Dan J. Rubin, President
Attest:


 /s/ ROBERT L. DAVIDSON
 ----------------------
     Secretary

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